LUSE GORMAN, PC

Attorneys at Law

5335 WISCONSIN AVENUE, N.W., SUITE 780

Washington, D.C. 20015

TELEPHONE (202) 274-2000

Facsimile (202) 362-2902

www.luselaw.com

WRITER’S DIRECT DIAL NUMBER	WRITER’S E-MAIL
(202) 274-2028	vcangelosi@luselaw.com

April 30, 2019

Via EDGAR

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	First Seacoast Bancorp

Registration Statement on Form S-1

Filed March 13, 2019

File No. 333-230242

To Whom it May Concern:

On behalf of First Seacoast Bancorp (the “Company”), filed herewith is the Company’s Pre-Effective Amendment No. 1 to Registration Statement on Form S-1, including exhibits (the “Amended Registration Statement”), which has been marked pursuant to SEC Rule 472 in response to the Staff’s comment letter dated April 9, 2019. The Staff’s comments are reproduced below, followed by the Company’s responses. The Amended Registration Statement includes a “Recent Developments” section containing unaudited financial information as of and for period ended March 31, 2019, beginning on page 29 of the Prospectus.

Form S-1 Filed March 13, 2019

General

1.    Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Neither the Company nor any person authorized to act on its behalf has provided or intends to provide potential investors with any such written communications in reliance on Section 5(d) of the Securities Act.

United States Securities and Exchange Commission

April 30, 2019

Summary

First Seacoast Bancorp, page 1

2.    We note your disclosure that First Seacoast Bancorp and First Seacoast Bancorp, MHC are not currently operating companies and will be formed upon completion of the reorganization. Please confirm that the formation of both of these entities are conditions to closing the reorganization and offering.

The Company hereby confirms that both First Seacoast Bancorp and First Seacoast Bancorp, MHC will be formed upon completion of the reorganization and their formation are conditions to the closing of the reorganization and offering.

Risk Factors, page 17

3.    We note your disclosure on page 4 of the Prospectus Supplement that, if oversubscribed, the amount of an investor’s funds “that cannot be invested in First Seacoast Bancorp Common Stock, and any interest earned on such amount, will be reinvested in the existing investment funds of the 401(k) Plan”. Please include a risk factor related to the risk investors bear to changes in the price of their existing 401(k) Plan investments during the period from when funds are withdrawn and then potentially reinvested in their 401(k) Plan accounts.

The requested disclosure has been added to page 1 of the Prospectus Supplement.

*        *        *

If you have any questions, please contact the undersigned.

Very truly yours,

/s/ Victor L. Cangelosi
Victor L. Cangelosi

Enclosure

cc:	Lory Empie, SEC

Hugh West, SEC

David Gessert, SEC

Erin Purnell, SEC

James R. Brannen, First Seacoast Bancorp

Elizabeth Cook, Esq., Luse Gorman, PC

Thomas P. Hutton, Esq., Luse Gorman, PC

Lawrence M.F. Spaccasi, Esq., Luse Gorman, PC